                                                                     EXHIBIT 5.1

July 28, 2005


CD&L, Inc.
80 Wesley Street
South Hackensack, New Jersey 07606

Dear Sirs:

In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of an aggregate of 15,527,579 shares of common stock (the "Shares"), par value $0.01 per share (the "Common Stock"), of CD&L, Inc., a Delaware corporation, comprised of (i) 5,905,512 shares of Common Stock that are issuable upon the conversion of currently outstanding series A and series B convertible notes (the "Notes"), (ii) 3,937,010 shares that are issuable upon the conversion of currently outstanding Series A preferred stock (the "Preferred Stock"), (iii) 506,250 shares that are issuable upon the exercise of certain outstanding Warrants issued in 1999 (the "Warrants")and (iv) up to 5,178,807 shares of Common Stock that are issuable as interest upon the Notes, we have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion.

Based upon the foregoing, it is our opinion that (i) the Shares have been duly and validly authorized, and (ii) the Shares issuable upon conversion of the Notes and Preferred Stock, exercise of the Warrants and/or in payment of interest on the Notes will be, when sold, paid for and issued as contemplated by the terms of the Notes, the Warrants and the Preferred Stock (as the case may be), duly and validly issued and fully paid and nonassessable.

This opinion is limited to the provisions of the Delaware General Corporation
Law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm under the heading "Legal Matters" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Act.

Very truly yours,

/s/ Lowenstein Sandler PC

LOWENSTEIN SANDLER PC